

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2023

Michael Bourque
Chief Financial Officer
Chase Corp.
375 University Avenue
Westwood, Massachusetts 02090

  Re: Chase Corp.
    Form 10-K for the Fiscal Year Ended August 31, 2022
    Filed November 10, 2022
    File No. 001-09852

Dear Michael Bourque:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended August 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 22

1. You disclose here, and in your quarterly filing, that you are experiencing inflationary cost increases on raw materials. In future filings, please quantify and disclose the impact of the inflationary pressures you are experiencing on cost of products sold and gross margin and disclose and discuss actions planned or taken, if any, to mitigate inflationary pressures. In addition, in future annual and quarterly filings, please separately quantify and discuss the impact that changes in prices, changes in volumes, and acquisitions had on revenue during each period presented.

  In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Michael Bourque
Chase Corp.
March 2, 2023
Page 2

       You may contact Dale Welcome at 202-551-3865 or Anne McConnell at 202-551-3709 with any questions.

                                                    Sincerely,

                                                    Division of Corporation Finance
                                                    Office of Manufacturing